[GRAPHIC APPEARS HERE]                 Lincoln Variable Insurance Products Trust
                                                       1300 South Clinton Street
                                                       Fort Wayne, Indiana 46802
                                                        United States of America

VIA EDGAR
---------

July 28, 2010

Ellen Sazzman
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:Lincoln Variable Insurance Products Trust
   Post-Effective Amendment No. 89 to Registration Statement on Form N-1A File Nos. 811-08090; 033-70742

Ladies and Gentlemen:

On May 28, 2010, Lincoln Variable Insurance Products Trust (the "Trust") filed Post-Effective Amendment No. 89 to the Trust's Registration Statement on Form N-1A relating to an offering of shares of beneficial interest in the Trust on behalf of the following funds: LVIP SSgA Conservative Index Allocation Fund, LVIP SSgA Conservative Structured Allocation Fund, LVIP SSgA Global Tactical Allocation Fund, LVIP SSgA Moderate Index Allocation Fund, LVIP SSgA Moderate Structured Allocation Fund, LVIP SSgA Moderately Aggressive Index Allocation Fund, and LVIP SSgA Moderately Aggressive Structured Allocation Fund.

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Trust and the Trust's principal underwriter, Lincoln Financial Distributors, Inc., hereby respectfully request that the effective date of Post-Effective Amendment No. 89 to the Trust's Registration Statement be accelerated so that it will be effective on July 30, 2010.

Please call Craig Moreshead, Esq. at 603-226-5706 if you wish to discuss this correspondence further.

Sincerely,

Lincoln Variable Insurance Products Trust


/s/ William P. Flory, Jr.
-------------------------
William P. Flory, Jr.
Second Vice President and
Chief Accounting Officer

[Graphic appears here]                 Lincoln Variable Insurance Products Trust
                                                       1300 South Clinton Street
                                                       Fort Wayne, Indiana 46802
                                                        United States of America

The Undersigned hereby joins in the above acceleration request pursuant to the requirements of Rule 461(a).

Lincoln Financial Distributors, Inc.

/s/ Thomas O'Neill
------------------
By: Thomas O'Neill
Title: Vice President

                                      2